     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            KEYSTONE PROPERTY TRUST
      (Exact name of registrant as specified in its declaration of trust)

                          MARYLAND                                                     84-1246585
              (State or other jurisdiction of                                       (I.R.S. Employer
               incorporation or organization)                                     Identification No.)

                            ------------------------

                        200 FOUR FALLS CORPORATE CENTER
                                   SUITE 208
                     WEST CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (484) 530-1800
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               JEFFREY E. KELTER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            KEYSTONE PROPERTY TRUST
                        200 FOUR FALLS CORPORATE CENTER
                                   SUITE 208
                     WEST CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (484) 530-1800

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:
                              ROBERT E. KING, JR.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF CLASS OF SECURITIES              AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
              BEING REGISTERED                     REGISTERED            PER SHARE         OFFERING PRICE      REGISTRATION FEE
                                                1,556,379 shares
Common Stock, par value $.001 par share......          (1)              $12.56 (2)         $19,548,120.24           $5,161

(1) Includes the 278,034 common shares into which 278,034 common units of limited partnership interest of Keystone Operating Partnership, L.P. are convertible (based on a conversion ratio of 1:1).

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the rules and regulations under the Securities prices of the common shares reported on the American Stock Exchange on February 29, 2000.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 2, 2000
THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE FILED A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WITH THE SEC. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                  1,556,379 SHARES

                            KEYSTONE PROPERTY TRUST

                                 COMMON SHARES

                               ------------------

    This prospectus relates to the offer and sale by the entities and persons described in the section "Selling Security Holders" in this prospectus of our common shares. The selling security holders may offer and sell our common shares from time to time on the American Stock Exchange where our common shares are listed for trading under the symbol "KTR," in other markets where our common shares may be traded or in negotiated transactions. The selling security holders may offer our common shares at whatever prices are current when particular sales take place or at other prices to which they agree. On March 1, 2000, the closing price of our common shares reported on the American Stock Exchange was $12.63. The selling security holders will pay any brokerage fees or commissions relating to sales by them. See the section "Method of Sale" in this prospectus beginning on page 17. The selling security holders received or will receive the common shares to which this prospectus relates from us (i) in privately negotiated transactions or (ii) upon conversion of their common units of limited partnership interest in our operating partnership. We are registering the offer and sale by the selling security holders of common shares in order to permit secondary trading of such common shares that are or will be held by the selling security holders. The selling security holders may offer their shares for resale from time to time. The registration of their shares does not necessarily mean that the selling security holders will sell their shares.

    We will not receive any of the proceeds of sales by the selling security holders. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR COMMON SHARES.

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES AND THEY HAVE NOT DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................      3

INCORPORATION OF DOCUMENTS BY REFERENCE.....................      3

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING
  INFORMATION...............................................      4

RISK FACTORS................................................      5

THE COMPANY.................................................     11

USE OF PROCEEDS.............................................     12

SELLING SECURITY HOLDERS....................................     12

METHOD OF SALE..............................................     17

FEDERAL INCOME TAX CONSIDERATIONS...........................     19

LEGAL MATTERS...............................................     28

EXPERTS.....................................................     28

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. NEITHER KEYSTONE PROPERTY TRUST NOR THE SELLING SECURITY HOLDERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION.

    THE SELLING SECURITY HOLDERS ARE NOT MAKING AN OFFER OF COMMON SHARES IN ANY LOCATION WHERE THE OFFER IS NOT PERMITTED.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information which we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of that information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Keystone Property Trust, that file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov. Our common shares are listed on the American Stock Exchange. You may also read our reports, proxy statements and other information which we file at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus is a part of the registration statement. This prospectus does not contain all the information contained in the registration statement, because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at, or obtain from, the SEC or the AMEX in the manner described above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    We incorporate by reference into this prospectus the following documents which we previously filed with the SEC under the File Number 1-12514:

        (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

        (b) our Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

        (c) our Current Report on Form 8-K filed January 23, 1998, our Current Report on Form 8-K/A filed February 24, 1998, our Current Reports on Form 8-K filed April 10, 1998 and May 15, 1998, our Current Report on Form 8-K/A filed June 10, 1998, our Current Report on Form 8-K filed July 7, 1998, our Current Report on Form 8-K/A filed July 14, 1998, our Current Report on Form 8-K filed August 13, 1998, our Current Report on Form 8-K filed September 3, 1998, our Current Report on Form 8-K filed November 13, 1998, our Current Report on Form 8-K filed December 18, 1998, our Current Report on Form 8-K filed January 8, 1999, our Current Report on Form 8-K/A filed January 13, 1999, our Current Report on Form 8-K filed August 20, 1999, our Current Report on Form 8-K filed on October 12, 1999, our Current Report on Form 8-K filed on October 13, 1999, our Current Report on Form 8-K filed on October 18, 1999, our Current Report on Form 8-K filed on October 20, 1999, our Current Report on Form 8-K filed on November 4, 1999 our Current Report on Form 8-K filed on December 20, 1999, our Current Report on Form 8-K filed on January 5, 2000, our Current Report on Form 8-K filed on January 27, 2000;

        (d) the description of our capital shares and the description of the limited partnership interests of Keystone Operating Partnership, L.P., our operating partnership, contained in our registration statement on Form 8-A/A filed on October 14, 1999 (including any amendments or reports filed for the purpose of updating such description); and

        (e) all other reports we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act since September 30, 1999.

    When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act between the date of this prospectus and the time we file a post-effective amendment to the registration statement of which this prospectus is a part saying all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this prospectus or in an earlier document which is incorporated into this prospectus, the later document will modify or supersede what is said in this prospectus or the earlier document.

    We will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Keystone Property Trust, 200 Four Falls Corporate Center, Suite 208, West Conshohocken, PA 19428, Attention: Investor Relations (Telephone: (484) 530-1800).

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

    Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital, interest rates, competition, supply and demand for properties in our current and proposed market areas and general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON SHARES, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE OUR COMMON SHARES. THIS SECTION INCLUDES OR REFERS TO CERTAIN FORWARD-LOOKING STATEMENTS; YOU SHOULD REFER TO THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON SUCH FORWARD-LOOKING STATEMENTS DISCUSSED ON PAGE 4 OF THIS PROSPECTUS.

THERE ARE RISKS ASSOCIATED WITH THE ACQUISITION OF NEW PROPERTIES, WHICH MAY ADVERSELY AFFECT THE VALUE OF OUR COMMON SHARES AND OUR ABILITY TO PAY DIVIDENDS TO OUR SHAREHOLDERS.

    We have recently experienced, and may continue to experience, rapid growth through the acquisition of additional office and industrial properties. Our ability to manage our growth effectively requires us to integrate successfully our new acquisitions into our existing management structure. Properties which we acquire typically have no operating history under our management and such properties may have characteristics or deficiencies unknown to us which affect their valuation or revenue potential. The operating performance of these properties may decline under our management. A decline in the operating performance of these properties will adversely affect our operating results and funds from operations, which could adversely impact the price of our common shares and the amount of dividends we will be able to pay.

    We currently plan to continue acquiring properties to the extent we consider appropriate. Our success in this area depends on many factors, including the ability to successfully (i) identify properties which meet our acquisition criteria, (ii) negotiate acceptable price and terms with the seller and (iii) close the transactions for such properties. Also, we plan to finance our future acquisitions through debt offerings, equity offerings, proceeds from sales of assets, other debt financing or any combination thereof. By using existing credit facilities or other short-term debt for such activities, we may not be able to secure financing in the future or financing on equally favorable terms. By using other debt to finance such activities, we will be subject to risks normally associated with debt financing. See the risk factor captioned "Our Financial Performance and Value are Subject to Risks Associated with the Real Estate Industry That Could Adversely Affect Our Financial Condition-Debt Financing May Have an Adverse Effect on Our Cash Flow and Our Ability to Pay Dividends" beginning on page 8. By using equity to finance such activities, we may dilute your current interest in our company. Accordingly, our acquisition activities may have an adverse effect on our financial performance and ability to pay dividends to our shareholders.

THERE ARE RISKS ASSOCIATED WITH OUR ENTRY INTO NEW MARKETS

    We currently intend to continue to seek expansion of our operations into additional new markets other than Northern New Jersey, Central Pennsylvania, Upstate New York, Indianapolis, Indiana, Ohio and Greenville, South Carolina. In determining whether to enter a new market, we consider, among other factors, demographics, job growth, employment, real estate fundamentals, competition and other related matters. We cannot assure you that we will be successful in our efforts to identify new markets, or that once we identify new markets, that we will be able to successfully acquire properties in those markets and achieve favorable operating results from properties acquired in those markets.

WE DEPEND ON THE PERFORMANCE OF OUR PRIMARY MARKETS, AND CHANGES IN SUCH MARKETS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION.

    Most of our properties are currently located in Northern New Jersey, Central Pennsylvania, Upstate New York, Indianapolis, Indiana and Greenville, South Carolina. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect our operations or cash available for dividends. Our financial performance and our ability to pay dividends to our shareholders will be particularly sensitive to the economic conditions in those markets. Our revenues and the value of our properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office and industrial properties). These factors, when and if they occur in the area in which our properties are located, would adversely affect our ability to pay dividends to our shareholders.

OUR SHAREHOLDERS' ABILITY TO EFFECT A CHANGE IN CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN OUR SHAREHOLDERS' BEST INTEREST.

    OUR OWNERSHIP LIMIT MAY NOT BE IN OUR SHAREHOLDERS' BEST INTEREST. For us to maintain our qualification as a REIT for federal income tax purposes, not more than 50% of the value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each taxable year after 1993. Our declaration of trust includes certain restrictions regarding transfers of our capital shares and ownership limits that are intended to assist us in satisfying such limitations. Such restrictions and limits may not be adequate in all cases, however, to prevent the transfer of our capital shares in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though such a change of control could involve a premium price for your common shares or otherwise be in our shareholders' best interest.

    OUR STAGGERED BOARD MAY NOT BE IN OUR SHAREHOLDERS' BEST INTEREST. Our board of trustees is divided into three classes, with the members of each class serving a three-year term. The staggered terms for trustees may reduce the possibility of a tender offer or an attempt to effect a change in control of our company, even if such a tender offer or change of control would be in our shareholders' best interest.

    ISSUANCES OF PREFERRED SHARES AND PREEMPTIVE RIGHTS MAY PREVENT A CHANGE OF CONTROL THAT WOULD BE IN OUR SHAREHOLDERS' BEST INTEREST. Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred shares without shareholder approval. We currently have three series of preferred shares outstanding. The establishment of these series or a future series of preferred shares could make more difficult a change of control of our company that would be in your best interest. The holders of our Series A convertible preferred shares have preemptive rights with respect to future issuances of our common shares. Additionally, we have contractually granted similar rights to certain holders of our common shares. These rights could make more difficult a change of control of our company that would be in your best interest.

THE CONCENTRATION OF OWNERSHIP OF OUR CAPITAL SHARES MAY NOT BE IN OUR SHAREHOLDERS' BEST INTEREST.

    Our officers and trustees as a group currently beneficially own 26.00% of our company (assuming the conversion to common shares of all outstanding shares of our Series A convertible preferred shares, Series B convertible preferred shares, Series C convertible preferred shares and common and convertible preferred units of limited partnership interest in our operating partnership). In addition, certain other investors currently own a significant amount of our common shares. Although we feel this ownership is beneficial in aligning the interest of officers and trustees with that of the other shareholders, this may enable the officers and trustees to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our shareholders. The concentration of beneficial ownership of our company may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our capital shares at a premium over the market price of our capital shares and may adversely affect the market price of our capital shares.

CERTAIN TRUSTEES AND OFFICERS WHO OWN UNITS OF LIMITED PARTNERSHIP INTEREST IN OUR OPERATING PARTNERSHIP MAY BE AFFECTED DIFFERENTLY THAN OUR SHAREHOLDERS AS A RESULT OF THE SALE OF, OR REDUCTION OF MORTGAGE DEBT ON, CERTAIN OF THE PROPERTIES.

    Certain of our trustees and officers own units of limited partnership interest in our operating partnership and, as a result, may face different and more adverse tax consequences than you will if we sell or reduce our mortgage indebtedness on certain of our properties. Those individuals therefore may have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

RISKS ASSOCIATED WITH FUTURE ISSUANCES OF OUR COMMON SHARES

    FUTURE ISSUANCES OF COMMON SHARES OR SECURITIES CONVERTIBLE INTO COMMON SHARES MAY DILUTE YOUR INTEREST IN OUR COMPANY. Our declaration of trust authorizes our board of trustees to issue additional common shares or securities convertible into our common shares without shareholder approval. Additionally, each of our three classes of preferred shares and all limited partnership interests in our operating partnership may be converted into our common shares pursuant to their terms. Such issuances of our common shares or conversion of convertible securities into our common shares would have the effect of diluting your existing interest in our company.

    FUTURE SALES OF OUR COMMON SHARES MAY ADVERSELY AFFECT THE PRICE OF OUR COMMON SHARES. Future sales of a substantial number of our common shares may occur as a result of option holders exercising their rights to purchase our shares or by resale availability from registration rights (including with respect to our preferred shares and preferred and common units of limited partnership interest in our operating partnership, Keystone Operating Partnership, L.P., converted into our common shares) or exemptions from registration. The selling security holders are not the only shareholders that have registration rights with respect to our common shares and we are not prevented from granting registration rights to shareholders in the future. Future sales of a substantial number of our common shares could adversely affect the prevailing market price for our common shares.

WE HAVE AGREED NOT TO SELL CERTAIN OF OUR PROPERTIES

    We have agreed with the sellers of certain of our properties not to sell certain properties for a period of time ranging from one to ten years in any transaction that would trigger taxable income, subject to certain exceptions. Some of these agreements are with current officers and trustees of our company. In addition, we may enter into similar agreements in connection with future property acquisitions. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under
Section 1031 of the Internal Revenue Code of 1986, as amended. Therefore, we may be precluded from selling certain properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so.

OUR FINANCIAL PERFORMANCE AND VALUE ARE SUBJECT TO RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY THAT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

    GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of income generated and expenses incurred. If properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the owner's income and ability to pay dividends will be adversely affected. An owner's income from properties may be adversely affected by a variety of factors, including the general economic climate, local conditions, such as oversupply of the particular category of real estate owned or controlled by the owner, or reduction in demand for any such properties, competition from properties owned by others, or the ability of the owner to provide adequate facilities maintenance, services and amenities. With respect to office and industrial properties, maintaining income at desired levels can be effected by a number of factors, including the ability to locate desirable replacements for key tenants at attractive rent levels following expiration of leases, and the costs of reletting and providing tenant improvements required to attract and maintain attractive tenants at desirable rentals.

    Often, increased operating costs, including real estate taxes, insurance and maintenance costs, do not decline when circumstances cause a reduction in income from a property. If a property is mortgaged to secure payment of indebtedness, and the owner is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

    WE DEPEND ON OUR MAJOR TENANTS. Substantially all of our income is, and will continue to be, derived from rental income on our properties and, consequently, our distributable cash flow and ability to pay expected dividends to shareholders would be adversely affected if a significant number of our tenants failed to meet their lease obligations. At December 31, 1999, our ten largest tenants represented approximately 23.5% of our industrial and office properties' annualized rental income. At any time, a tenant at any of our properties may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant's lease and thereby cause a reduction in our cash flow and the amounts available for dividends to our shareholders. We cannot assure you that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, our cash flow and the amounts available for dividends to you may be adversely effected.

    WE COMPETE WITH OTHER OWNERS AND OPERATORS OF PROPERTIES. All of our properties are located in well-developed market areas. There are numerous other office and industrial properties and real estate companies (including other REITs) within the market area of each of our properties which will compete with us for tenants and for development and acquisition opportunities. The number of competitive properties and real estate companies in such areas could have a material effect on our operations, our ability to rent our properties and the rents which we charge, and our development and acquisition opportunities. We compete for tenants and acquisitions with others who may have greater resources than us. We will continue to experience strong competition in pursuing development and acquisition opportunities.

    DEBT FINANCING MAY HAVE AN ADVERSE EFFECT ON OUR CASH FLOW AND OUR ABILITY TO PAY DIVIDENDS. Our declaration of trust, by-laws or investment policies do not contain any limitation on the amount of aggregate indebtedness which we may incur and no shareholder approval is required for us to incur additional indebtedness. Accordingly, our management or board of trustees will have discretion to incur such amounts of aggregate indebtedness as they determine. We may seek additional debt financing to fund future acquisitions. We are subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to pay dividends at expected levels and meet required payments of principal and interest, the risk that indebtedness on our properties (which will not have been fully amortized at maturity in all cases) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Our properties are or may be mortgaged to secure payments on our indebtedness. Certain properties are secured by debt which is cross-collateralized and cross-defaulted. As of December 31, 1999, our mortgage debt totaled approximately $522.1 million (or 96.2% of our total indebtedness), $141.9 million or approximately 26.1% of which constituted borrowings under our $150 million secured credit facility. Based on the market price for our common shares at the close of business on February 8, 2000, our indebtedness was equal to approximately 59.75% of our total market capitalization on that date (assuming the conversion to common shares of all of our outstanding preferred shares, preferred or common units of limited partnership interest in the operating partnership, other than those shares or units which we own).

    In the future, we may increase our borrowings under the credit facility for new acquisitions, capital improvements, new development projects and for general working capital purposes. Such variable rate debt creates higher debt service requirements if market interest rates increase, which could adversely affect our cash flow and the amounts of cash available for dividends to you.

    If we fail to make required payments of principal and interest on any mortgage debt, our lenders could foreclose on the properties securing such debt which would result in a loss of income and asset value to us. If principal payments due at maturity cannot be paid or refinanced, we expect that our cash flow would not be sufficient in all years to pay dividends at expected levels and to repay all maturing debt. Furthermore, any substantial increase in interest expense relating to any such refinanced indebtedness also would adversely affect our cash flow and the amounts available for dividends to you.

    THERE ARE RISKS ASSOCIATED WITH OUR ACQUISITION, REDEVELOPMENT, DEVELOPMENT AND CONSTRUCTION ACTIVITIES. We intend to acquire office and industrial properties to the extent that they can be acquired on terms that meet our investment criteria. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    We intend to consider future investments in the redevelopment, development and construction of office and industrial buildings in accordance with our growth policies. Risks associated with our redevelopment, development and construction activities may include: abandonment of redevelopment or development opportunities; construction costs of a property exceeding original estimates, possibly making the property unprofitable; occupancy rates and rents at a newly renovated or completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for redevelopment or development of a property; and permanent financing may not be available on favorable terms to replace a short-term construction loan and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new redevelopment or development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. Redevelopment or development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

    WE MAY NOT BE ABLE TO RENEW LEASES OR TO RELET SPACE. We are, and will continue to be, subject to the risk that upon expiration of leases for space located in our properties, such leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If we are unable to relet promptly or renew the leases for all or a substantial portion of any vacant space, if the rental rates upon such renewal or reletting were significantly lower than expected or if our cash available proves inadequate, then our cash flow and ability to pay expected dividends to you may be adversely affected.

    LIABILITY FOR ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral and to lease the property. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. As the owner of our properties, we may be potentially liable for any such costs. Phase I environmental site assessments ("ESAs") have been obtained on all of our properties. The purpose of Phase I ESAs is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. For a number of the properties, the Phase I ESAs referenced prior Phase II ESAs obtained on such properties. Phase II ESAs generally involve more invasive procedures than Phase I ESAs, such as soil sampling and testing or the installation and monitoring of groundwater wells. The ESAs have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. It is possible that the ESAs relating to any of the properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related ESA report was completed of which we are otherwise unaware. In addition, we cannot assure you that properties which we acquire in the future will not have any material environmental conditions.

FAILURE TO QUALIFY AS A REIT WOULD CAUSE OUR COMPANY TO BE TAXED AS A
CORPORATION

    WE WILL BE TAXED AS A CORPORATION IF WE FAIL TO QUALIFY AS A REIT. We believe that, commencing with our taxable year ended December 31, 1993, we have been organized and operated in a manner that has enabled us to meet the requirements for qualification as a REIT for federal income tax purposes and we intend to continue to operate in such a manner. We have not requested, and we do not plan to request, a ruling from the IRS that we qualify as a REIT. However, we have received an opinion from the law firm of Clifford Chance Rogers & Wells LLP that, based on certain assumptions and representations, we have been organized in a manner so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and that our proposed method of operation will enable us to continue to so qualify.

    You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements imposed by the Internal Revenue Code of 1986, as amended. Such requirements are discussed in more detail in the section "Federal Income Tax Considerations--Taxation of the Company" in this prospectus beginning on page 19.

    If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates. We also could be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for the four taxable years following the year during which we were disqualified. Therefore, if we lost our REIT status, the funds available for dividends to you would be substantially reduced for each of the years involved. In addition, we would no longer be required to pay dividends to you.

    FAILURE TO MEET MINIMUM DISTRIBUTION REQUIREMENTS MAY ADVERSELY AFFECT
US. To qualify as a REIT, we generally must distribute to our shareholders 95% of our net taxable income. Such annual distribution requirements limit the amount of cash we have available for other business purposes, including amounts to fund our growth and make payments on our debt. If we fail to meet these distribution requirements, we may be disqualified as a REIT and subject to certain income and excise taxes. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to any calendar year are less than the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed taxable income from prior years. We intend to make distributions to our shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income could require us, directly or indirectly through the operating partnership, to borrow funds on a short-term or long-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. See the section "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements" in this prospectus beginning on page 23.

    NEW LEGISLATION AFFECTING REITS. On December 17, 1999, the Ticket to Work and Work Incentives Improvement Act of 1999 (the "1999 Act") was enacted. The 1999 Act contains significant changes to the current requirements regarding the qualification and taxation of REITs, and may limit the future activities and growth of Keystone Realty Services, Inc., our management company. The 1999 Act is generally effective beginning with our taxable year ending December 31, 2001. No prediction can be made as to whether future legislation affecting REITs will be enacted and the impact of any such legislation on our operations.

    WE MAY BE SUBJECT TO OTHER TAX LIABILITIES. Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow. See the section "Federal Income Tax Considerations--Other Tax Considerations" in this prospectus beginning on page 26.

WE DEPEND ON KEY PERSONNEL, THE LOSS OF WHOM MIGHT ADVERSELY AFFECT OUR PERFORMANCE

    We depend on the efforts of our key personnel, particularly Jeffrey E. Kelter, our President and CEO, as well as certain other senior management. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations.

                                  THE COMPANY

    We used to be a Maryland corporation named American Real Estate Investment Corporation. Effective October 13, 1999, we converted our form of business organization from a Maryland corporation to a Maryland real estate investment trust and changed our name to "Keystone Property Trust." This was effected through a merger of American Real Estate Investment Corporation with and into Keystone Property Trust, a wholly-owned real estate investment trust formed solely for the purposes of the conversion. We are the surviving entity of the merger and have succeeded to all of the rights, powers and property of our predecessor and assumed all of the liabilities, debts and obligations of our predecessor.

    We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial and office properties. As of December 31, 1999, we owned a portfolio of 132 properties comprised of 98 industrial properties and 34 office properties containing an aggregate of approximately
18.5 million square feet and an investment in a direct financing lease. Our properties are located principally in the mid-Atlantic and Northeastern United States and are approximately 98.5% leased to 321 tenants.

    We conduct substantially all of our activities through, and substantially all of our properties are held directly or indirectly by our operating partnership. We are the sole general partner of the operating partnership and, at December 31, 1999, owned approximately 56.0% of the outstanding units of limited partnership interest in the operating partnership. The remaining units of limited partnership interest are owned by limited partners of the operating partnership. Our officers and trustees owned approximately 23.1% of the outstanding units of limited partnership interest in the operating partnership as of December 31, 1999. Each common unit of limited partnership interest of the operating partnership may be converted by the holder into one common share (subject to certain anti-dilution provisions), or, at our option, the cash value of one common share. Each Series B convertible preferred unit of limited partnership interest in the operating partnership may be converted by the holder into the number of our common shares obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.50 per unit) (subject to certain anti-dilution provisions). Each Series C convertible preferred unit of limited partnership interest in the operating partnership may be converted by the holder into (a) at the election of the holder, (1) the number of our common shares obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.00 per unit) or (2) the number of shares of our Series B convertible preferred shares identical to the number of Series C preferred units being converted (in each case subject to certain anti-dilution provisions); or if the operating partnership elects to give cash instead of our common shares or Series B convertible preferred shares, (b) the amount of cash obtained by multiplying the current market price per share of our common shares by a fraction, the numerator of which is the liquidation preference and the denominator of which is the conversion price. Each Series D convertible preferred unit of limited partnership interest in the operating partnership may be converted by the holder into (a) at the election of the holder, the number of our common shares or common units obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.00 per unit) (in each case subject to certain anti-dilution provisions); or if the operating partnership elects to give cash instead of our common shares or common units, (b) the amount of cash obtained by multiplying the current market price per share of our common shares by a fraction, the numerator of which is the liquidation preference and the denominator of which is the conversion price. With each such exchange, our percentage interest in the operating partnership will increase.

    Our common shares are listed on the AMEX under the symbol "KTR."

    Our principal executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, PA 19428 and our telephone number is (484) 530-1800. We also maintain offices in New York and Syracuse, New York, Allentown, Pennsylvania and Greenville, South Carolina. Unless the context otherwise requires, all references to "we," "us" or "our company" refers to Keystone Property Trust and its subsidiaries, including our operating partnership.

                                USE OF PROCEEDS

    We will not receive any of the proceeds of sales of common shares by the selling security holders.

                            SELLING SECURITY HOLDERS

    Sales of our common shares registered hereby must (i) be accompanied by a copy of this prospectus, together with the applicable prospectus supplement or
(ii) be effected through an exemption from registration, such as pursuant to Rule 144 under the 1933 Act.

    The following table lists (i) the selling security holders who may offer our common shares from time to time pursuant to this prospectus, (ii) the number and percentage of common shares owned by each selling security holder, (iii) the number and percentage of common shares of each selling security holder, the offer and sale of which is to be registered on behalf of each selling security holder pursuant to this prospectus (the "Registered Shares") and (iv) the number and percentage that, to our knowledge, will be held by selling security holders after completion of this offering. We are registering the Registered Shares in order to permit secondary trading of the Registered Shares, and the selling security holder may offer Registered

Shares for resale from time to time. See the section "Method of Sale" in this prospectus beginning on page 17.

                                                 SHARES OWNED                               SHARES OWNED
                                                BEFORE OFFERING                            AFTER OFFERING
                                           -------------------------   REGISTERED   ----------------------------
NAME                                       NUMBER(1)   PERCENTAGE(2)     SHARES     NUMBER(1)   PERCENTAGE(1)(2)
----                                       ---------   -------------   ----------   ---------   ----------------
Crescent Real Estate Equities Limited
  Partnership (3)........................  2,459,278        23.96%       590,264    1,869,014         18.21%
David F. McBride (3).....................    325,215         3.51%        48,615      276,600          2.98%
Russell Platt............................      3,664             *         3,664           --            --
Jeffrey E. Kelter (3)....................  1,198,798        12.49%       692,759      506,039          5.27%
Timothy McBride (3)......................    398,894         4.28%           338      398,556          4.28%
Robert Branson (3)(4)....................     78,645             *           338       78,307             *
James R. Mulvihill (3)...................    176,567         1.92%           964      175,603          1.91%
Evan Zucker (3)..........................    126,947         1.39%           338      126,609          1.39%
David H. Lesser (3)(5)...................    300,953         3.28%        70,062      230,891          2.51%
Francesco Galesi (3).....................    900,435         9.07%        69,964      830,471          8.37%
Robert Savage............................     71,916             *         3,036       68,880             *
Pond's Edge Associates, LLC..............    144,663         1.58%         6,107      138,556          1.52%
Michael J. Falcone (3)(6)................    291,459         3.13%        69,930      221,529          2.38%
                                                                       ---------
    Total Being Registered...............                              1,556,379
                                                                       =========

------------------------

*   Less than 1%

(1) The Registered Shares may be offered from time to time in one or more offerings. This assumes that all of the common shares being offered under this prospectus are sold, and that the selling security holders acquire no additional common shares before the completion of this offering.

(2) This does not assume conversion to common shares of all of our outstanding preferred shares, preferred units and common units.

(3) This assumes that all of the common units held by this selling security holder are converted into common shares on a 1:1 basis as of March 2, 2000.

(4) Includes 34,545 common shares owned by Branson Family LLC.

(5) Includes 1,523 common shares owned by Hudson Bay Partners, Inc., including common shares issuable on conversion of common units.

(6) This assumes that all of the shares of Series D convertible preferred units held by this selling security holder are converted into common shares on a 1:1.52 basis.

    During the fourth quarter of 1999 and in January 2000, we sold an aggregate of 1,379,311 of our common shares directly to Hudson Bay Partners II, L.P. ("Hudson Bay"), Hudson Bay Partners, Inc., Crescent Real Estate Equities Limited Partnership ("Crescent"), David H. Lesser, Jeffrey E. Kelter, Michael J. Falcone, Russell C. Platt, Francesco Galesi, David F. McBride (collectively, the "Holders") and several members of the McBride family, MS Special Funds PTE, Ltd. and MS Realty Special Situations, Inc. at a purchase price of $14.50 per share. The market price of the common shares was $14.50 on August 3, 1999, the date the board of trustees approved the issuance of the common shares (based upon the closing price on the day prior to the meeting of the trustees). The common shares were sold as follows: on October 12, 1999, we issued and sold 68,966 of these common shares to Mr. Galesi; on October 29, 1999, we issued and sold 586,207 of these common shares to Mr. Kelter; on December 10, 1999, we issued and sold 89,655 of these common shares to Hudson Bay; on December 29, 1999, we issued and sold 6,620 of these common shares to Hudson Bay, 252 of these common shares to Hudson Bay Partners, Inc.,

406,559 of these common shares to Crescent, 47,317 of these common shares to David H. Lesser, and 3,000 of these common shares to Russell C. Platt; on January 3, 2000, we issued and sold 68,966 of these common shares to Michael J. Falcone; on January 18, 2000, we issued and sold 2,236 of these common shares to David F. McBride. Under registration rights agreements entered into with each Holder at the time of each sale, we agreed to register the common shares issued to each Holder within six months from the date of their respective agreements and each Holder agreed not to sell the common shares for a period of one year from the date of such agreement. In December, 1999, Hudson Bay was dissolved and its common shares were distributed to its partners, Crescent Real Estate Equities Limited Partnership and David H. Lesser.

    In connection with the issuance of common shares to the Holders, our operating partnership issued to Hudson Bay and to Messrs. Kelter and David F. McBride (the "OP Unit Recipients") approximately 278,034 common units in exchange for certain warrants to acquire 300,000 common shares and the cancellation of certain warrants to acquire 375,000 common units at an exercise price of $11.00 per share or unit, which were held by Hudson Bay and Messrs. Kelter and David F. McBride. Pursuant to the terms of their respective OP Unit Recipient Agreements, each dated as of October 29, 1999, we agreed to register the common shares issuable upon conversion of the common units within six months from the date of such agreements and the OP Unit Recipients agreed not to sell their common shares for a period of six months from the date of such agreements.

    Messrs. Timothy B. McBride, Robert Branson, James Mulvihill, Evan Zucker, David Lesser, Francesco Galesi, Russell C. Platt and Michael J. Falcone (collectively, the "Trustee Holders"), received 5,602 common shares in December 1999, in aggregate, as compensation for services provided by them to us in their capacity as members of our board of trustees during the second and third quarters of our 1999 fiscal year. Under a registration rights agreement, dated as of December 2, 1999, we agreed to register the common shares issued to the Trustee Holders within six months from the date of such agreement and the Trustee Holders agreed not to sell their common shares for a period of one year from the date of such agreement.

    We issued 100,000 common shares to Jeffrey E. Kelter in April, 1999 in return for a promissory note in the amount of $1.3 million. The purchase price of $13 per share represented the market price of the common shares on the date of the grant by our compensation committee. The note is an interest-free demand note which is forgivable by us over a seven-year period. In addition, the loan will be forgiven if Mr. Kelter is no longer employed by us after we experience a change of control. If Mr. Kelter's employment is terminated for any reason other than a change of control, Mr. Kelter must repay the loan or surrender common shares to us (at a value of $13 per share) sufficient to repay the outstanding principal balance of the note.

    Michael J. Falcone, a member of our board of trustees, received Series D convertible preferred units as part of the consideration paid by us to purchase One Park Place, an office property located in Northern New York State from One Park Place Associates pursuant to a contribution agreement, dated as of April 30, 1998, as amended as of August 18, 1998 and July 21, 1999. Mr. Falcone, had a 24.4% interest in One Park Place Associates on the date we acquired One Park Place. Each Series D convertible preferred unit is convertible at any time into (a) at the election of the holder, the number of our common shares or common units obtained by dividing the liquidation preference (which is $25.00 per unit) by the conversion price (which is $16.00 per unit) (in each case subject to certain anti-dilution provisions); or if the operating partnership elects to give cash instead of our common shares or common units, (b) the amount of cash obtained by multiplying the current market price per share of our common shares by a fraction, the numerator of which is the liquidation preference and the denominator of which is the conversion price.

    At the 1998 Annual Meeting, our shareholders approved the issuance of common units in exchange for a portfolio of properties owned by Michael J. Falcone and certain of his affiliates (the "Falcone Group"). On August 19, 1998, we, through our operating partnership, acquired a portfolio of 11 office properties and one industrial property (the "Pioneer Portfolio") from the Falcone Group. The purchase price of the Pioneer Portfolio, including closing costs, was approximately $87.6 million and was funded through the assumption of approximately $5.5 million in debt, $51.0 million from our senior secured revolving credit facility, the issuance of the common units and the issuance of 720,743 common shares for an aggregate purchase price of $11.4 million to the New York State Common Retirement Fund as a partial repayment of certain indebtedness encumbering certain properties in the Pioneer Portfolio. In addition, we agreed to purchase three other properties (including One Park Place) and were granted the option to purchase two other properties (collectively, the "Additional Properties"). After the closing of the Pioneer Portfolio, our company and the Falcone Group agreed that the only Additional Property that we would acquire would be One Park Place. The consideration payable by us for One Park Place was also changed from (a) $8.7 million in cash, the assumption of $11.2 million in debt and the issuance of $2.7 million in common units to (b) the assumption of $11.2 million in debt and the issuance of 450,700 Series D preferred units (with a liquidation value of approximately $11.3 million).

    Neither the Falcone Group nor Michael J. Falcone were affiliated with us or the operating partnership prior to the acquisition of the Pioneer Portfolio. Michael J. Falcone became a member of our board of trustees as part of the closing of the Pioneer Portfolio. We based our determination of the purchase price of the Pioneer Portfolio and One Park Place on the expected cash flow, physical condition, location, competitive advantages, existing tenancies and opportunities to retain and attract additional tenants. The purchase price of the Pioneer Portfolio and the Additional Properties was determined by arm's length negotiation between our company and the Falcone Group. The purchase price for One Park Place was determined by arm's length negotiation between our company and American General which owned a 50% interest in One Park Place and was not affiliated with Mr. Falcone. The Series D convertible preferred units were issued at an agreed upon value of $16.50 (on an as-converted basis). At the time the common units and the Series D convertible preferred units were issued the market value of our common shares (based on the prior day's closing price of the common shares) was $15.875 and $15.6875, respectively, and the common units and Series D convertible preferred units equaled approximately 13.7% and 8.3% of our then outstanding common shares (assuming conversion of such common units or Series D convertible preferred units to common shares), respectively.

    Each of Messrs. James Mulvihill, Lesser, Kelter, Galesi and Michael J. Falcone is currently a member of our board of trustees and Mr. Kelter is currently our President and CEO. In addition, as part of our organization, we organized and agreed to spin-off at a later date a subsidiary to enable Messrs. Mulvihill and Zucker to pursue real estate investment opportunities other than in the office and industrial sectors in the United States. We have not yet determined the terms of the spin-off.

    On April 30, 1998, our company, through our operating partnership, issued 1,362,940 common units to a group which includes Francesco Galesi as part of our acquisition of a ten building portfolio of office and industrial facilities in Albany, New York (collectively, the "Galesi Portfolio"). The purchase price of the Galesi Portfolio of approximately $58 million was funded through the assumption of approximately $18.0 million in debt, $18.5 million from our senior secured revolving credit facility and the issuance of the common units. The sellers of the Galesi Portfolio were not affiliated with us or our operating partnership prior to the transaction. We based our determination of the purchase price of the Galesi Portfolio on the expected cash flow, physical condition, location, competitive advantages, existing tenancies and opportunities to retain and attract additional tenants. The purchase price was determined through arm's length negotiation between us and the sellers. Francesco Galesi became a trustee of our company on May 5, 1998, as part of the acquisition of the Galesi Portfolio.

    We have a lease for approximately 17,575 square feet with a company in which Michael J. Falcone serves as Chairman. As of December 31, 1999, the annual aggregate base rental revenue for this lease is approximately $354,000. We also have a lease for approximately 73,000 square feet with a company in which Francesco Galesi is an executive officer and a beneficial owner of common shares. As of December 31, 1999, the annual aggregate base rental revenue for this lease is approximately $481,000. In the past, we had leases with companies in which David F. McBride is an officer and with respect to certain of these companies, a shareholder. These leases are no longer in place as a result of our sale of the Urban Farms Shopping Center in March 1999 and the sale of one of the companies to a company which is not affiliated with David F. McBride. For the twelve months ended as of December 31, 1999 we received approximately $70,000 in aggregate base rental revenue from these companies. In 1998, we received approximately $235,000 in base rental revenue for these respective leases.

    We incurred costs for the twelve months ended on December 31, 1999 relating to capital and tenant improvements and leasing commissions of approximately $591,000 and $1,273,080 and repair and maintenance and other costs of approximately $21,000 which were earned by companies in which David F. McBride and Michael J. Falcone are officers and shareholders.

    Through the operating partnership's 100% ownership of the preferred stock of Keystone Realty Services, Inc., our management company, the operating partnership is entitled to receive 95% of the amounts paid as dividends by the management company. The remaining amounts paid as dividends by the management company are paid to the holders of common shares of the management company. To date, the management company has not declared or paid any dividends. Mr. Kelter, Hudson Bay and McBride Hudson Bay, L.P., own 40%, 30% and 30%, respectively, of the common shares of the management company. The operating partnership, in the normal course of business, advances funds to the management company to fund working capital needs. The operating partnership has a management agreement with the management company for property management and leasing services. Under the terms of this Agreement, the management company receives a management fee based upon a percentage of rent for all properties it manages. For the twelve months ended on December 31, 1999, the management company received $2,969,000 in management fees from us. In addition, the management company is reimbursed for the salaries of certain of our executive officers and certain employees involved in management and operations of our properties and earns leasing commissions on leases brokered by its employees. For the twelve months ending on December 31, 1999, the management company received $3,620,000, in such reimbursements and $565,000 in leasing commissions. We believe that the management fee paid to the management company is based upon competitive rates.

    During 1998 and 1999, the management company managed two properties which are owned by entities in which Mr. Kelter has a general partnership interest. In addition, certain other of our executives have limited partnership interests in one of these entities. In December 1999, the company acquired a majority ownership interest in one of these entities as discussed below.

    In December 1999, the company acquired an 89% interest in a limited partnership which owns a 407,100 square foot industrial building in Carlisle, Pennsylvania. Jeffrey E. Kelter was the general partner and certain other executives were limited partners in this limited partnership prior to the company acquiring the limited partnership. The purchase price of this building was $16,000,000 and the consideration consisted of $14,800,000 in cash and $1,200,000 in units of limited partnership interest in the operating partnership at a price of $15.26, which was the 30-day average price of the company's common shares prior to the acquisition date.

    The company subleased office space in Denver, Colorado from Black Creek Capital, LLC. The lease agreement required a monthly payment of $1,346 until the lease expiration of December 31, 1999. James R. Mulvihill and Evan Zucker are principal officers and members of Black Creek Capital, LLC.

    We have agreed to indemnify certain of the selling security holders against certain liabilities. See "Method of Sale" below beginning on page 17.

                                 METHOD OF SALE

    This prospectus relates to the possible offer and sale from time to time by the selling security holders (or by pledgees, donees, transferees or other successors in interest of such selling security holders) of their Registered Shares. We have registered the Registered Shares for resale to provide them with freely tradeable securities. However, registration of the Registered Shares does not necessarily mean that they will offer or sell any of their Registered Shares. We will not receive any proceeds from the offering or sale of their Registered Shares.

    The selling security holders (or pledgees, donees, transferees or other successors in interest) in one or more transactions (which may involve block crosses or transactions) may sell the Registered Shares to which this prospectus relates from time to time (i) on the AMEX, where our common shares are listed for trading, (ii) in other markets where our common shares are traded, (iii) in negotiated transactions, (iv) through short sales or put and call option transactions through underwriters, brokers or dealers (who may act as agent or principal), (v) through the distribution of the Registered Shares by any selling security holder to its partners, members or shareholders, (vi) directly to one or more purchasers, (vii) through agents or (viii) in a combination of such methods of sale. They may sell the Registered Shares at prices which are current when the sales take place or at other prices to which they agree.

    Any underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or such other persons who may be effecting sales hereunder (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). Underwriters may sell Registered Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling security holders or other persons effecting sales hereunder, and any such underwriters, brokers, dealers and agents may be deemed to be "underwriters" within the meaning of the 1933 Act, and any discounts or commissions they receive and any profit on the sale of the Registered Shares they realize may be deemed to be underwriting discounts and commissions under the 1933 Act. Some sales may involve shares in which the selling security holders have granted security interests and which are being sold because of foreclosure of those security interests. We have agreed to indemnify certain of the selling security holders against certain liabilities, including liabilities arising under the 1933 Act. The selling security holders or other persons effecting sales hereunder may agree to indemnify any such underwriters, dealers and agents against certain liabilities, including liabilities under the 1933 Act.

    The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common shares in the course of hedging the positions they assume with selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of our common shares offered hereby, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

    Under the securities laws of certain states, the Registered Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Registered Shares may not be sold unless the Registered Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The selling security holders also may resell all or a portion of their Registered Shares in open market transactions in reliance upon Rule 144 under the 1933 Act, provided they meet the criteria and conform to the requirements of such rule.

    Upon notification by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the 1933 Act, disclosing
(i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of Registered Shares involved, (iii) the price at which such Registered Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker- dealer(s), where applicable,
(v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following discussion summarizes the material federal income tax considerations that may be relevant to a U.S. person who holds common shares, is based on current law, and is not intended and should not be construed as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all prospective U.S. shareholders and does not discuss all of the aspects of federal income taxation that may be relevant to a prospective U.S. shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

    The statements and opinions in this discussion are based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. In addition, we have not requested and do not plan to request any rulings from the IRS concerning our tax treatment or the tax treatment of the operating partnership. Accordingly, no assurance can be given that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or sustained by the courts if so challenged.

    THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE ADVISE EACH PROSPECTIVE PURCHASER OF COMMON SHARES TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we have operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through periodic operating results, distribution levels, diversity of share ownership and other qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. See the section "Failure to Qualify" in this prospectus beginning on page 23.

    In the opinion of Clifford Chance Rogers & Wells LLP, our counsel ("Counsel"), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation and that of the operating partnership will enable us to continue to meet the requirements for qualification as a REIT. Counsel's opinion is based on various assumptions and is conditioned upon certain of our representations and the representations of the operating partnership as to factual matters. In addition, Counsel's opinion is based upon our factual representations concerning our business and properties, and the business and properties of the operating partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge our status. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code. Counsel will not review our compliance with the various REIT qualification tests on a periodic or continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See the section "Failure to Qualify" in this prospectus beginning on page 23.

    The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

    So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the "double taxation" (taxation at both the entity and shareholder levels) that generally results from an investment in an entity taxable as a corporation. If we do not qualify as a REIT, we would be taxed at rates applicable to corporations on all of our income, whether or not distributed to our shareholders. Even if we qualify as a REIT, we will be subject to federal income or excise tax as follows: (i) we will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains other than retained capital gains as discussed below; (ii) under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, if any; (iii) if we have (1) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property and dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability; (vi) if we should fail to distribute with respect to each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of such asset in a taxable transaction during the 10-year period (the "Recognition Period") beginning on the date on which we acquired the asset (or we first qualified as a REIT), then pursuant to guidelines issued by the IRS, the excess of (1) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (2) our adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons; (vii) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (v), inclusive, must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and (vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

    We believe that we currently satisfy all of the conditions listed in the preceding paragraph. In addition, our declaration of trust includes restrictions regarding the transfer of our common shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (vi) and
(vii) above. In rendering its opinion that we are organized in conformity with the requirements for qualification as a REIT, Counsel is relying on our representation that ownership of our stock satisfies condition (vii) and Counsel expresses no opinion as to whether the ownership restrictions contained in the declaration of trust preclude us from failing to satisfy condition (vii) above. In addition, we intend to continue to comply with the Treasury Regulations requiring us to ascertain and maintain records which disclose the actual ownership of our shares. Although a failure to ascertain the actual ownership of our shares will not cause our disqualification as a REIT beginning with our taxable year ended December 31, 1998, a monetary fine may result.

    We currently have several "qualified REIT subsidiaries." A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Any qualified REIT subsidiary of ours will therefore not be subject to federal corporate income taxation, although such qualified REIT subsidiary may be subject to state or local taxation.

    In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities and items of income of the operating partnership are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described herein, provided that the operating partnership is treated as a partnership for federal income tax purposes. See the section "Other Tax Considerations--Effect of Tax Status of the Operating Partnership on REIT Qualification" in this prospectus beginning on page 26.

    INCOME TESTS. In order to qualify as a REIT, a company must generally satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of its gross income (including gross income from prohibited transactions) for each taxable year beginning on or prior to August 5, 1997. The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") repealed the 30% gross income test for taxable years beginning after its enactment on August 5, 1997. Accordingly, the 30% gross income test no longer applies beginning with our taxable year ending December 31, 1998.

    Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the REIT derives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Taxpayer Relief Act provides a DE MINIMIS rule for non-customary services beginning with our taxable year ending December 31, 1998. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property."

    We do not anticipate charging rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We do not anticipate receiving more than a DE MINIMIS amount of rents from any Related Party Tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such property.

    We will provide certain services with respect to our Properties through the operating partnership, which is not an "independent contractor." However, we believe (and have represented to Counsel) that all of such services will be considered "usually or customarily rendered" in connection with the rental of space for occupancy only so that the provision of such services will not jeopardize the qualification of rent from the Properties as "rents from real property." In rendering its opinion on our ability to qualify as a REIT, Counsel is relying on such representations. In the case of any services that are not "usual and customary" under the foregoing rules, we will employ an "independent contractor" to provide such services.

    The operating partnership may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from the management company will not qualify under the 75% test. We believe, and have represented to Counsel, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

    If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources and nature of our income to our federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

    ASSET TESTS. At the close of each quarter of its taxable year, a REIT must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of its total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which it has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT and held for not more than one year following the receipt of such proceeds), cash, cash items and government securities; (ii) not more than 25% of its total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or a "qualified REIT subsidiary" or another REIT) owned by a REIT may not exceed 5% of the value of its total assets, and it may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

    After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of increasing our interest in the operating partnership as a result of a merger, the exercise of redemption rights or an additional capital contribution of proceeds of an offering of capital shares), such failure may be cured by a disposition of sufficient non-qualifying assets within 30 days following the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and plan to take such other action within 30 days following the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

    ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, a company is generally required to distribute to its shareholders at least 95% of its taxable income each year. In addition, it will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements. In such circumstances, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

    Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a taxable year by paying "deficiency dividends" to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to our shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the "dividends received deduction." In addition, our failure to qualify as a REIT would also substantially reduce the cash available for distributions to shareholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

    TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of shares for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. We may elect to retain and pay income tax on any net long-term capital gain, in which case our domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in our shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by us. See "Capital Gains and Losses" below.

    Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a shareholder's common shares, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the common shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.

    In general, a domestic shareholder will realize capital gain or loss on the disposition of common shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and
(ii) the shareholder's adjusted basis of such common shares. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See "Capital Gains and Losses" below. Loss upon a sale or exchange of common shares by a shareholder who has held such common shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

    CAPITAL GAINS AND LOSSES. The maximum marginal individual federal income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than one year is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

    BACKUP WITHHOLDING. We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The United States Treasury has issued final regulations on October 6, 1997 (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations are generally effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of common shares.

    In addition, we may be required to withhold a portion of capital gain dividends made to any shareholders which fail to certify their non-foreign status to us. See "Taxation of Foreign Shareholders" below.

    TAXATION OF TAX-EXEMPT SHAREHOLDERS. Distributions that we make to a shareholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of common shares with "acquisition indebtedness" within the meaning of the Code and the common shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, under certain circumstances, qualified trusts that own more than 10% (by value) of our shares may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are a "pension-held REIT." The restrictions on ownership in our declaration of trust should prevent us from being classified as a pension-held REIT.

    TAXATION OF FOREIGN SHAREHOLDERS. The rules governing the United States federal income taxation of the ownership and disposition of common shares by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a very limited summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

    Distributions that are not attributable to gain from sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends and taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions are, generally, subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a

Non-U.S. Shareholder's common shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his common shares as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation).

    For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the Final Regulations, generally effective for distributions after December 31, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by the Code to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Shareholder upon a sale of common shares will generally not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which, at all times during a specified testing period, less than 50% in value of the shares was held directly or indirectly by foreign persons. We believe that we are a "domestically controlled REIT" and, therefore, the sale of common shares will not be subject to taxation under FIRPTA. However, because the common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of common shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if we are not a "domestically controlled REIT," distributions in excess of our current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

OTHER TAX CONSIDERATIONS

    EFFECT OF TAX STATUS OF THE OPERATING PARTNERSHIP ON REIT
QUALIFICATION. All of our investments are through the operating partnership. We believe that the operating partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, we would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes and we would not be able to deduct our share of any losses generated by the operating partnership in computing our taxable income.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The operating partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of
Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the operating partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all Properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the Properties at their agreed value.

    Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method"(which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the contributed Properties.

    STATE AND LOCAL TAXES. We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in our common shares.

    NEW LEGISLATION AFFECTING REITS. On December 17, 1999, the Ticket to Work and Work Incentives Improvement Act of 1999 (the "1999 Act") was enacted. The 1999 Act contains significant changes to the current requirements regarding the qualification and taxation of REITs, including:

    - the expansion of the asset tests to prohibit REITs from owning more than 10% of the vote or value of the securities of any single issuer;

    - the allowance of new "taxable REIT subsidiaries" that may provide noncustomary services to a REIT's tenants;

    - the modification of the formula for determining rents attributable to personal property in relation to rents attributable to real property from being based on average adjusted tax basis to fair market values;

    - the modification of the rules applicable to rents received from a tenant in which the REIT owns a 10% or greater interest; and

    - the reduction of the annual distribution requirement to 90% of net income.

    Although a special grandfather rule should allow us to maintain our current interest in the management company, this grandfather rule will generally cease to apply if the management company engages in a substantial new line of business, acquires any substantial asset, or if we acquire additional securities of the management company. Accordingly, the 1999 Act may limit the future activities and growth of the management company. The 1999 Act is generally effective beginning with our taxable year ending December 31, 2001. No prediction can be made as to whether future legislation affecting REITs will be enacted and the impact of any such legislation on our operations.

                                 LEGAL MATTERS

    Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland shall pass upon the validity of the common shares offered by this prospectus. Clifford Chance Rogers & Wells LLP, New York, New York shall pass upon certain legal matters described under "Federal Income Tax Considerations."

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule of Keystone Property Trust and subsidiaries (formerly American Real Estate Investment Corporation) incorporated by reference in this prospectus for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration fee--Securities and Exchange Commission........    5,161
Accounting fees and expenses................................    1,500(a)
Legal fees and expenses.....................................   25,000(a)
Printing and engraving expenses.............................    5,000(a)
Miscellaneous...............................................   15,000(a)
                                                               ------
Total.......................................................   51,661(a)

------------------------

(A) DOES NOT INCLUDE EXPENSES OF PREPARING PROSPECTUS SUPPLEMENTS AND OTHER EXPENSES RELATING TO OFFERINGS OF PARTICULAR SECURITIES.

ITEM 15. INDEMNIFICATION OF TRUSTEES AND OFFICERS

    As permitted by the Maryland REIT Law, our declaration of trust provides that we shall indemnify (i) our trustees and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by our board of trustees or our Bylaws and be permitted by law. The Maryland REIT Law requires a real estate investment trust (a "Trust") to indemnify its present and former trustees and officers, among others, against expenses incurred by them in connection with a proceedings where the trustee or officer has been successful, on the merits or otherwise, in the defense of any such proceedings. In addition, the Maryland REIT Law permits a Trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, (b) the trustee or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

    As permitted by the Maryland REIT Law, our declaration of trust provides that no trustee, officer, employee or agent shall be personally liable to the Trust or its shareholders to the fullest extent permitted by Maryland law. The Maryland REIT Law permits a Trust to limit the liability of its trustees and officers to the Trust and its shareholders for money damages, except to the extent that (1) it is provided that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

    We have a trustee and officer liability insurance policy with a $5,000,000 limit of liability and a company retention of $75,000 in the aggregate for each claim.

ITEM 16. EXHIBITS

         2.1            Articles of Merger (incorporated by reference to Exhibit 2.1 of our Form 8-K, filed with the SEC on October 13, 1999
                        (File 1-12514)).
         2.2            Agreement and Plan of Merger (incorporated by reference to
                        Exhibit 2.2 of our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095)).

         3.1            Declaration of Trust of the Registrant (incorporated by
                        reference to Exhibit 3.1 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999 (File
                        333-89095)).
         3.2            Articles Supplementary of the Registrant relating to our
                        Series A convertible preferred Stock (incorporated by
                        reference to Exhibit 3.2 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999 (File
                        333-89095)).
         3.3            Articles Supplementary of the Registrant relating to the
                        Series B convertible preferred Stock (incorporated by
                        reference to Exhibit 10.3 of our Form 10-Q, filed with the
                        SEC on November 15, 1999 (File 001-12514)).
         3.4            Articles Supplementary of the Registrant relating to our
                        Series C convertible preferred Stock (incorporated by
                        reference to Exhibit 10.4 of our Form 10-Q, filed with the
                        SEC on November 15, 1999 (File 001-12514)).
         3.5            By-Laws of the Registrant (incorporated by reference to
                        Exhibit 3.5 of our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095)).
         3.6            Specimen of Share Certificate (incorporated by reference to our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095)).
           5            Opinion of Piper Marbury Rudnick & Wolfe LLP.
           8            Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters.
        23.1            Consent of Clifford Chance Rogers & Wells LLP (included in
                        Exhibit 8).
        23.2            Consent of Piper Marbury Rudnick & Wolfe LLP (included in
                        Exhibit 5).
        23.3            Consent of Arthur Andersen LLP.
          24            Powers of Attorney (included on signature pages hereto).

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i). To include any prospectus required by Section 10(a)(3) of the 1933 Act;

        (ii). To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii). To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this registration statement.

    2. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. That, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    5. That, (i) for purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel for the Registrant the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the 1933 Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on March 2, 2000.

                                                       KEYSTONE PROPERTY TRUST

                                                       By:            /s/ JEFFREY E. KELTER
                                                            -----------------------------------------
                                                                        Jeffrey E. Kelter
                                                                            PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey E. Kelter, Timothy A. Peterson and Timothy E. McKenna, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this registration statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the 1933 Act, as amended, and any and all applications and other documents in connection therewith, with the SEC and any state or other securities authority, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or agents, or any of them, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the 1933 Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                        NAME                                        TITLE                   DATE
                        ----                                        -----                   ----
                /s/ DAVID F. MCBRIDE                   Chairman And Trustee
     -------------------------------------------                                        March 2, 2000
                  David F. McBride

                /s/ JEFFREY E. KELTER                  President and Chief Executive
     -------------------------------------------         Officer And Trustee            March 2, 2000
                  Jeffrey E. Kelter                      (Principal Executive Officer)

                                                       Executive Vice President, Chief
               /s/ TIMOTHY A. PETERSON                   Financial Officer And
     -------------------------------------------         Assistant Secretary            March 2, 2000
                 Timothy A. Peterson                     (Principal Financial
                                                         Officer)

                                                       Senior Vice President and
               /s/ TIMOTHY E. MCKENNA                    Treasurer
     -------------------------------------------         (Principal Accounting          March 2, 2000
                 Timothy E. McKenna                      Officer)

                        NAME                                        TITLE                   DATE
                        ----                                        -----                   ----
                /s/ RUSSELL C. PLATT                   Trustee
     -------------------------------------------                                        March 2, 2000
                  Russell C. Platt

                /s/ FRANCESCO GALESI                   Trustee
     -------------------------------------------                                        March 2, 2000
                  Francesco Galesi

               /s/ MICHAEL J. FALCONE                  Trustee
     -------------------------------------------                                        March 2, 2000
                 Michael J. Falcone

                 /s/ DAVID H. LESSER                   Trustee
     -------------------------------------------                                        March 2, 2000
                   David H. Lesser

               /s/ JAMES R. MULVIHILL                  Trustee
     -------------------------------------------                                        March 2, 2000
                 James R. Mulvihill

                /s/ SCOTT H. RECHLER                   Trustee
     -------------------------------------------                                        March 2, 2000
                  Scott H. Rechler

                /s/ JOSEPH D. MORRIS                   Trustee
     -------------------------------------------                                        March 2, 2000
                  Joseph D. Morris

                                 EXHIBIT INDEX

EXHIBITS                                                                                PAGE
--------                                                                              --------
         2.1            Articles of Merger (incorporated by reference to
                        Exhibit 2.1 of our Form 8-K, filed with the SEC on
                        October 13, 1999 (File 1-12514))............................

         2.2            Agreement and Plan of Merger (incorporated by reference to
                        Exhibit 2.2 of our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095))..........

         3.1            Declaration of Trust of the Registrant (incorporated by
                        reference to Exhibit 3.1 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999
                        (File 333-89095))...........................................

         3.2            Articles Supplementary of the Registrant relating to our
                        Series A convertible preferred Stock (incorporated by
                        reference to Exhibit 3.2 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999
                        (File 333-89095))...........................................

         3.3            Articles Supplementary of the Registrant relating to the
                        Series B convertible preferred Stock (incorporated by
                        reference to Exhibit 3.3 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999
                        (File 333-89095))...........................................

         3.4            Articles Supplementary of the Registrant relating to our
                        Series C convertible preferred Stock (incorporated by
                        reference to Exhibit 3.4 of our registration statement on
                        Form S-3, filed with the SEC on October 15, 1999
                        (File 333-89095))...........................................

         3.5            By-Laws of the Registrant (incorporated by reference to
                        Exhibit 3.5 of our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095))..........

         3.6            Specimen of Share Certificate (incorporated by reference to our registration statement on Form S-3, filed with the SEC on October 15, 1999 (File 333-89095)).......................

         5              Opinion of Piper Marbury Rudnick & Wolfe LLP................

         8              Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters.....................................................

        23.1            Consent of Clifford Chance Rogers & Wells LLP (included in
                        Exhibit 8)..................................................

        23.2            Consent of Piper Marbury Rudnick & Wolfe LLP (included in
                        Exhibit 5)..................................................

        23.3            Consent of Arthur Andersen LLP..............................

        24              Powers of Attorney (included on signature pages hereto).....